CONMED HEALTHCARE MANAGEMENT, INC.

May 25, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey Riedler
John L. Krug

Re:	Conmed Healthcare Management, Inc.
Registration Statement on Form SB-2
Amendment No. 1 filed on May 10, 2007
File No. 333-141830

Ladies and Gentlemen:

On behalf of Conmed Healthcare Management, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form SB-2 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Jeffrey Riedler and John L. Krug.

This letter is being in response to the Staff’s comments to Amendment No. 1 to the Registration Statement filed May 10, 2007. The Staff’s comments are set forth in a letter from Jeffrey Riedler, Assistant Director, addressed to Richard Turner, Chief Executive Officer and Director of the Company, dated May 22, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

1.	Dollar value underlying the securities registered for resale in this prospectus.

We note your response to comment 2 and your related discussion in the prospectus and reissue the comment. The presentation should be based upon market price as previously requested. In this regard, we note the market price you have used does not appear to reflect the actual market for registrant’s securities before or after the financing. To the extent that you believe the market price on the date you sold the preferred shares was unreliable, you may provide the basis for your belief in addition to the market value of the shares calculated using the market price. Similar revisions with respect to market price should be made where applicable.

We have modified the “Selling Shareholder” section of the Registration Statement to include the requested disclosure.

2.	Profits on Conversion of Preferred Stock

We note your response to comment 5 and reissue the comment. Please revise the presentation to include the requested information compared to actual market price, not your adjusted version. The current presentation appears to present the data in such a matter as to suggest the investors converted their preferred shares at a loss. We have no objection if you provide a textual discussion of the basis for your belief that the market price is not a reliable measure of the market value on the date the preferred shares were sold.

We have modified the “Selling Shareholder” section of the Registration Statement to include the requested disclosure.

If you have any questions, please contact the undersigned at (301) 609-8460 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours,

CONMED HEALTHCARE MANAGEMENT, INC.

By:	/s/ Richard Turner
Richard Turner
Chief Executive Officer

cc: Barry Grossman, Esq.